Exhibit 99.1

CORPORATE RELEASE
STATS ChipPAC Appoints New Chief Financial Officer
United States — 10/15/2007, Singapore — 10/16/2007 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced the appointment of John Lau as Senior Vice President and Chief Financial Officer for the Company.
Reporting directly to STATS ChipPAC’s President and Chief Executive Officer, Lau will have overall responsibility for all accounting, financial management and investor relations matters of the Company. In his capacity as Senior Vice President and Chief Financial Officer, Lau will ensure that STATS ChipPAC has prudent and progressive financial management to drive profitable growth and support strategic expansion opportunities.
“With more than 23 years of both financial and operational management experience, John is a seasoned leader who has a broad based financial background that will be an invaluable addition to our management team as we build on our success and take our company to the next level,” said Tan Lay Koon, President and Chief Executive Officer, STATS ChipPAC. “We are delighted to have John join our executive management team.”
Lau joins STATS ChipPAC from Abacus International Pte Ltd. where he was the Chief Financial Officer with overall responsibility for spearheading strategic and financial planning, management and statutory reporting, controllership, tax planning, treasury and risk management, legal, mergers and acquisitions, strategic investments and strategic operations of Abacus and its subsidiaries. Prior to that, he was Vice President, Finance for Praxair Asia Inc. and held various senior management positions with Sembawang Corporation Ltd.
Lau graduated with a Bachelor of Accountancy from National University of Singapore. He also holds a Master of Business Administration from Golden Gate University in San Francisco, California.
Lau assumes the leadership role from Tham Kah Locke who has been serving as acting Chief Financial Officer until a permanent appointment was made.
“Kah Locke is a valued member of the management team and will continue to serve as our Vice President of Corporate Finance. I would like to personally thank him for his strong leadership and ongoing contributions to our company,” said Tan.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — NASDAQ: STTS and SGX-ST: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC provides fully

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com

integrated, multi-site, end-to-end packaging and testing solutions that bring products to the market faster. Our customers are some of the largest wafer foundries, integrated device manufacturers (IDMs) and fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia, Thailand and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are centered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Colorado and North Carolina). Our offices outside the United States are located in South Korea, Singapore, China, Malaysia, Thailand, Taiwan, Japan, the Netherlands and United Kingdom. STATS ChipPAC’s facilities include those of its subsidiary, STATS ChipPAC Taiwan Semiconductor Corporation (formerly known as Winstek Semiconductor Corporation), in Hsinchu District, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with our research and development centers in South Korea, Singapore, Malaysia, China, Taiwan and the United States as well as test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both the Nasdaq Stock Market (NASDAQ) and the Singapore Exchange Securities Trading Limited (SGX-ST). In addition, STATS ChipPAC is also included in the Morgan Stanley Capital International (MSCI) Index. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Certain statements in this release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this release. Factors that could cause actual results to differ from our expectations include, but are not limited to, general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; reliance on a small group of principal customers; continued success in technological innovations; availability of financing; pricing pressures including declines in average selling prices; ability to meet specific conditions imposed for the continued trading or listing of the Company’s securities on the SGX-ST and the NASDAQ; our substantial level of indebtedness; potential impairment charges; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with our interpretation of the applicable tax laws; ability to develop and protect our intellectual property; rescheduling or canceling of customer orders; changes in products mix; intellectual property rights disputes and litigation; capacity utilization; delays in acquiring or installing new equipment; limitations imposed by our financing arrangements which may limit our ability to maintain and grow our business; changes in customer order patterns; shortages in supply of key components; disruption of our operations; loss of key management or other personnel; defects or malfunctions in our testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; significant ownership by Temasek Holdings that may result in conflicting interests with Temasek Holdings and our affiliates; unsuccessful acquisitions and investments in other companies and businesses; our ability to continue to successfully integrate the operations of the former separate STATS and ChipPAC companies and their employees; labor union problems in South Korea; uncertainties of conducting business in China; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 12, 2007. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Senior Marcom Manager
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com